Exhibit 99.10




     THE COURT: Anybody else on this side of the room that feels constrained to be heard? Okay.

     Counsel, there are TRO's and there are TRO's. I don't know that I have ever had one where I have had as large or as impressive an array of legal talent as in this one, but neither do I know that I have ever had one that was easier to decide than this one, not to say that the factual scenario is not somewhat convoluted.

     But I have, of course, to look at the various factors that are required in determining whether a TRO is appropriate. Of course, a TRO is an extraordinary relief.

     First of all, with regard to harm to the plaintiff or the counter-plaintiff in this instance, from what I have heard this afternoon and seen in your submissions, it is far from clear to me that there has been any showing of actual or imminent irreparable harm to the counter-plaintiffs.

     At best, in my view there is no more than a conjecture or speculation that the value of the stock is going to be depressed if this merger takes place or if the buy-back goes forward. There is a concern that the tender for the Chateau stock may be lost or perhaps there would be no further interest in pursing this. That clearly provides no basis for the Court's intervention by way of injunctive relief. I think that the cases that Mr. Cherno have referred to are right on point.

     With respect to harm to the defendant, I think it is much more apparent than to the plaintiff that there is a likelihood of harm. There is damage, I think, that clearly occurred to Chateau's image, and the adverse publicity could very well jeopardize the merger. The stock value might very well fall.

     There is the concern that Mr. Cirillo expressed very well, that the TRO might be extended into permanent injunctive relief, which in the minds of some people might have very adverse effect.

     Then there is the matter of considering whether the counter-plaintiffs' claims are likely to succeed on the merits. This hasn't been argued, but was in the papers with respect to the business judgment rule, and I think that is a substantial factor that clearly supports Chateau.

     It is far from conclusive in the face of this claim that Chateau's shareholders would be disadvantaged or that the merger with ROC would create any detriment to them.

     The matter of public interest I don't think appears on its face to favor one side over the other; although, it is certainly an interest that individuals and entities be left free to enter into business arrangements such as this one without having the Court's interference.

     It is just absolutely clear to me that this is an inappropriate motion. TRO would be an inappropriate relief in this circumstance. The motion is denied. Thank you all very much.